SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 3 TO SCHEDULE 13D)
                 Under the Securities Exchange Act of 1934


                          FORT BEND HOLDING CORP.
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                             (Name of Issuer)


           Security 1.  Common Stock, par value $0.01 per share
 Security 2.  8% Subordinated Convertible Debentures Due December 1, 2005
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                      (Title of Class of Securities)


                         SECURITY 1.  346824-10-5
                         SECURITY 2.  346824-AA-3
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                              (CUSIP NUMBER)


                 THE MILLERS MUTUAL FIRE INSURANCE COMPANY
                            300 Burnett Street
                       Fort Worth, Texas  76102-2799
                              (817) 348-3550
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 4, 1998
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
Security 1.  346824-10-5
Security 2.  346824-AA-5           13D/A

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Millers Mutual Fire Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                              (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*

     IC


     *SEE INSTRUCTIONS BEFORE FILLING OUT



                AMENDMENT NO. 3 TO SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D is being filed on behalf of The Millers Mutual Fire Insurance Company, a Texas mutual insurance company (the "Company"), as an amendment to the initial statement on Schedule 13D, relating to the Company's beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), and 8% Convertible Subordinated Debentures due December 1, 2005 (the "Convertible Debentures") issued by Fort Bend Holding Corp. (the "Issuer"), and as filed with the Securities and Exchange Commission (the "Commission") on March 18, 1997 (the "Initial
Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 20, 1998, and Amendment No. 2 to Schedule 13D filed with the Commission on June 8, 1998 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The Company has decided to no longer hold any beneficial interest in the Issuer's securities and as of December 11, 1998, the Company has liquidated all of its interest in the Common Stock and Convertible Debentures of the Issuer. Other than as described above, the Company does not have present plans or proposals which would result in any of the following:

     (1) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (4) any change in the present board of directors or managers of the Issuer;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (10) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) The Company has disposed of all shares of Common Stock of Issuer and all Convertible Debentures of Issuer which were held by the Company. The Company does not have any beneficial ownership in the Issuer.

     (b) The Company does not have the power to vote or to direct the vote or the power to dispose or direct the disposition of Issuer's securities.

     (c) The transactions in the Issuer's securities by the Company during the last sixty days are listed as Annex A attached hereto and made a part hereof.

     (d)  Not applicable.

     (e) The Company ceased to be a beneficial owner of more than five percent of the Issuer's securities on December 7, 1998.


                                  ANNEX A



TRADE DATE      BUY/SELL       QUANTITY      PRICE         TYPE
----------      --------       --------      -----         ----

12/4/98         Sell           500,000       $224.50       Debentures
12/7/98         Sell           50,000*       $24.50        Common Stock
12/8/98         Sell           25,000*       $24.75        Common Stock
12/11/98        Sell           41,573*       $24.72        Common Stock



* The Company converted 935,000 Convertible Debentures into 86,573 shares of Common Stock on December 9, 1998, which were sold, along with 30,000 shares of Common Stock previously owned, in the transactions dated December 7, 8 and 11, 1998.



SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    December 17, 1998


                        THE MILLERS MUTUAL FIRE INSURANCE COMPANY


                        By:   /s/JOY J. KELLER
                              ----------------------------------
                              Joy J. Keller
                              Executive Vice President
                              & Chief Financial Officer